Oppenheimer Tax-Exempt Cash Reserves
            Annual Report December 31, 1993



(FULL PAGE COVER PHOTO: COUPLE ON PARK BENCH)


(OPPENHEIMER FUNDS(R) LOGO)

"Life is full of surprises. I need to know if I can rely on our investment money when I need it.

"With this Fund, I've earned tax-free
income and while having easy access
to my investment."

Fund Facts

In this report:
Answers to two
timely questions you
should ask your
Fund's managers.
* How has the Fund sought attractive yields in today's low interest rate environment?
* How has the
significant decline
in tax-free money
market yields affected the Fund?

Five Facts Every Shareholder Should Know About
Oppenheimer Tax-Exempt Cash Reserves
1 The Fund's objective is to seek the highest possible current income exempt from Federal income tax that is consistent with stability of principal.
2 The Fund's compounded yield for the 12 months ended December 31, 1993, was 1.81%. The corresponding yield without compounding was 1.79%. For investors in the 36% tax bracket, these yields would be equivalent to a taxable yield of 2.83% with compounding and 2.80% without compounding.
3 As of December 31, 1993, the Fund's seven-day yield was 1.87% with compounding, and 1.85% without compounding.
4 To help insulate the portfolio from volatility, the Fund's managers invest primarily in municipal obligations carrying high credit ratings from rating organizations such as Standard & Poor's and Moody's.
5 "The end of the year has brought a substantial influx of investment dollars into the municipal market, driving the prices of short-term securities up and their effective yields down. In anticipation of this trend, we had lengthened the average maturity of the Fund, locking in relatively higher interest rates through the end of the year. We anticipate a moderate rise in interest rates in early 1994 and are positioned to respond at that time."
                  Portfolio Manager, Michael Carbuto, December 31, 1993





2    Oppenheimer Tax-Exempt Cash Reserves

Report to Shareholders

Oppenheimer Tax-Exempt Cash Reserves provided shareholders with a compounded annualized yield of 1.81% for the 12 months ended December 31, 1993. The corresponding yield without compounding was 1.79%. For investors in the 36% tax bracket, this equates to a taxable yield of 2.83% with compounding and 2.80% without compounding.

In general, the municipal bond market has performed very well throughout 1993. The U.S. economy has remained in a slow growth mode; interest rates have remained in a relatively low range despite occasional periods of volatility; and investors have sought out the tax-exempt market in increasing numbers since the passage of the Clinton Administration's tax package. All of these factors have combined to generate above-average performance.

Municipal securities with maturities of 6 to 12 months have frequently offered a significant advantage, on an after-tax basis, over equivalent taxable investments. We have maintained a relatively long average maturity in the Fund's portfolio to generate higher yields.

This strategy left the Fund in a well-protected position when, in late November and early December, the short-term tax-exempt market experienced a dramatic influx of investment dollars that temporarily drove rates down to abnormally low levels. However, we expect short-term tax-exempt rates to firm somewhat in early 1994, as the imbalance between supply and demand eases. With an average maturity of 71(1) days, the Fund was able to provide attractive yields even during a period of artificially low rates, and will be in an excellent position to capitalize on higher rates in the first quarter of 1994.

To ensure stability of principal, the Fund's managers continue to emphasize high quality short-term tax-exempt investments. The Fund's portfolio consisted entirely of these high quality securities at December 31, 1993.

We will continue to monitor the interest rate environment on a day-to-day basis, to seek the best possible position for the Fund. We look forward to serving your investment needs in the future.


(James C. Swain signature)             (Jon S. Fossel signature)

James C. Swain                         Jon S. Fossel
Chairman                               President
Oppenheimer Tax-Exempt Cash Reserves   Oppenheimer Tax-Exempt Cash Reserves
January 21, 1994

"The Fund was able to provide attractive yields even during a period of artificially low rates."

1. The Fund's portfolio and dollar-weighted average portfolio maturity are subject to change.



3    Oppenheimer Tax-Exempt Cash Reserves

Statement of Investments December 31, 1993

                                                                                 Face          Market Value
                                                                                 Amount        See Note 1

Municipal Bonds and Notes--97.5%

Alaska--5.4%
Alaska Industrial Development and Export Authority Revenue Refunding
Bonds, Safeway, Inc. Project, 2.75%, 6/1/94(2)                                   $  400,000      $  400,080
Alaska Industrial Development Authority Revenue Bonds, Providence
Medical Office Building, 2.55%(1)                                                   885,000         885,000
                                                                                                  1,285,080
Arizona--2.5%
Tempe, Arizona Industrial Development Authority Revenue Refunding
Bonds, Safeway, Inc. Project, 2.75%, 5/2/94(2)                                      600,000         600,000

Arkansas--3.5%
Subiaco, Arkansas Industrial Development Revenue Bonds, Cloves Gear
& Products, 3.36%(1)                                                                850,000         850,000

Colorado--4.2%
Arapahoe County, Colorado Multifamily Housing Revenue Refunding
Bonds, Hunters Run Rental Apartments Project, 3.80%(1)                            1,000,000       1,000,000

Florida--7.1%
Dade County, Florida Housing Finance Authority Multifamily Mortgage
Revenue Bonds, Flamingo Plaza Apartments, Series 18, 3.20%(1)                       900,000         900,000
Orange County, Florida Housing Finance Authority Multifamily Housing
Revenue Refunding Bonds, Monterey, Series B, 3.30%(1)                               800,000         800,000
                                                                                                  1,700,000
Hawaii--4.2%
Hawaii State Department Budget and Finance Special Purpose Mortgage
Revenue Bonds, Kuakini Medical Center Project, 3%(1)                              1,000,000       1,000,000

Illinois--12.5%
Illinois State General Obligation Certificates of Participation, 3.50%, 6/15/94   1,000,000       1,002,338
Lakemoor, Illinois Multifamily Housing Revenue Subordinated Bonds,
Lakemoor Apartments, Series C, 2.90%, 3/10/94(2)                                  1,000,000       1,000,000
Oakbrook Terrace, Illinois Multifamily Housing Mortgage Revenue Bonds,
3.20%, 7/1/94(2)                                                                  1,000,000       1,000,000
                                                                                                  3,002,338
Kansas--7.1%
Ottawa, Kansas Industrial Revenue Refunding Bonds,
Laich Project, 3.36%(1)                                                             900,000         900,000
Wichita, Kansas Multifamily Revenue Bonds, Shore, Inc. Project, 2.60%(1)            800,000         800,000
                                                                                                  1,700,000
Massachusetts--2.3%
Massachusetts State Industrial Finance Agency Industrial Development
Revenue Bonds, Hazen Paper Co., 3.55%(1)                                            550,000         550,000

Michigan--2.5%
Madison Heights, Michigan Economic Development Corp. Revenue Bonds,
Red Roof Inns Project, 2.60%(1)                                                     100,000         100,000
Michigan State Job Development Authority Revenue Bonds, East Lansing
Residence Associates Project, Series 1984, 2.90%(1)                                 500,000         500,000
                                                                                                    600,000
New Jersey--6.3%
New Jersey Economic Development Authority Manufacturing Facilities
Revenue Bonds, VPR Commerce Center Project, 3.40%(1)                                500,000         500,000
New Jersey State Housing and Mortgage Finance Agency Revenue Bonds,
Series A, 3%, 4/1/94(2)                                                           1,000,000       1,000,000
                                                                                                  1,500,000

                               4 Oppenheimer Tax-Exempt Cash Reserves

                                                                                 Face           Market Value
                                                                                 Amount         See Note 1

Ohio--9.9%
Cuyahoga County, Ohio Industrial Development Revenue Bonds,
Southwest Ltd. Partnership, 3%, 12/1/94(2)                                       $  500,000     $   500,000
Licking County, Ohio Industrial Development Revenue Bonds,
Power Industries, Inc. Project, 2.80%, 6/1/94(2)                                    400,000         400,000
Miami Valley, Ohio Tax-Exempt Bond Trust, 4.88%, 10/15/94(2)                      1,090,000       1,090,000
Scioto County, Ohio Health Care Facilities Revenue Bonds,
Hill View Retirement Center, 2.75%, 6/1/94(2)                                       375,000         375,000
                                                                                                  2,365,000
Oklahoma--4.2%
Cleveland County, Oklahoma Public Facilities Authority Multifamily Housing
Revenue Bonds, Hunt Development Project, Series A, 3.40%(1)                       1,000,000       1,000,000
Mid-West Tax-Exempt Mortgage Bond Trust Certificates, 2.50%, 1/14/94(2)              15,000          15,000
                                                                                                  1,015,000
Pennsylvania--9.0%
Chartiers Valley, Pennsylvania Industrial and Commercial Development
Authority Revenue Refunding Bonds, Sycamore Creek Project,
2.70%, 3/1/94(2)                                                                    485,000         485,023
Commonwealth Tax-Exempt Mortgage Bond Trust Six-Month Demand
Certificates, Series A, 2.95%, 5/1/94(2)                                            155,000         155,000
Pennsylvania Energy Development Authority Revenue Bonds,
Continental Energy Associates Project, 3.20%(1)                                     900,000         900,000
Philadelphia, Pennsylvania Hospitals and Higher Educational Facilities
Authority Hospital Revenue Bonds, Friends Hospital, Series A, 3.20%(1)              600,000         600,000
                                                                                                  2,140,023
South Carolina--5.9%
Florence County, South Carolina Industrial Development Revenue Bonds,
Stone Container Corp., 2.75%(1)                                                     400,000         400,000
South Carolina Jobs Economic Development Authority Industrial
Development Revenue Refunding Bonds, Wellman, Inc. Project, 3.25%(1)              1,000,000       1,000,000
                                                                                                  1,400,000
Tennessee--4.2%
Knox County, Tennessee Industrial Development Board Revenue Bonds,
Weisgarber Partners, 2.45%(1)                                                     1,000,000       1,000,000

Utah--2.5%
Murray City, Utah Hospital Revenue Refunding Bonds, IHC Hospital,
AMBAC Insured, 3%, 5/15/94                                                          600,000         600,313

Washington--4.2%
Washington State General Obligation Refunding Bonds, Series R-94A,
3.25%, 8/1/94                                                                     1,000,000       1,001,755

Total Investments, at Value (Cost $23,309,509)                                         97.5%     23,309,509

Other Assets Net of Liabilities                                                         2.5         587,398

Net Assets                                                                            100.0%    $23,896,907

1. Floating or variable rate obligation maturing in more than one year. The interest rate, which is based on specific, or an index of, market interest rates, is subject to change periodically and is the effective rate on December 31, 1993. A demand feature allows the recovery of principal at any time, or at specified intervals not exceeding one year, on up to 30 days' notice.
2. Put obligation redeemable at full face value on the date reported.



See accompanying Notes to Financial Statements.



                               5 Oppenheimer Tax-Exempt Cash Reserves

Statement of Assets and Liabilities December 31, 1993

Assets
Investments, at value (cost $23,309,509)--see accompanying statement            $23,309,509
Cash                                                                                351,523
Receivables:
Shares of beneficial interest sold                                                  465,701
Interest                                                                            128,155
Other                                                                                10,405
Total assets                                                                     24,265,293

Liabilities
Payables and other liabilities:
Shares of beneficial interest redeemed                                              266,974
Dividends                                                                            45,478
Distribution assistance--Note 3                                                      20,806
Other                                                                                35,128
Total liabilities                                                                   368,386

Net Assets                                                                      $23,896,907

Composition of
Net Assets
Paid-in capital                                                                 $23,897,803
Accumulated net realized loss from investment transactions                             (896)
Net assets--applicable to 23,897,803 shares of beneficial interest outstanding  $23,896,907

Net Asset Value, Redemption Price and Offering Price Per Share                  $      1.00

See accompanying Notes to Financial Statements.

                               6 Oppenheimer Tax-Exempt Cash Reserves

Statement of Operations For the Year Ended December 31, 1993

Investment Income
Interest                                                                    $687,607

Expenses
Management fees--Note 3                                                      118,909
Transfer and shareholder servicing agent fees--Note 3                         74,240
Distribution assistance--Note 3                                               42,869
Registration and filing fees                                                  34,926
Custodian fees and expenses                                                   23,022
Shareholder reports                                                           20,302
Legal and auditing fees                                                        9,810
Trustees' fees and expenses                                                    1,596
Other                                                                          9,483
Total expenses                                                               335,157
Less assumption of expenses by Oppenheimer Management Corporation--Note 3    (73,570)
Net expenses                                                                 261,587
Net Investment Income                                                        426,020

Net Realized Gain on Investments                                                 452

Net Increase in Net Assets Resulting from Operations                        $426,472

See accompanying Notes to Financial Statements.

                               7 Oppenheimer Tax-Exempt Cash Reserves

Statements of Changes in Net Assets

                                                                 Year Ended December 31,
                                                                 1993           1992
Operations
Net investment income                                            $   426,020    $   566,929
Net realized gain on investments                                         452             --
Net increase in net assets resulting from operations                 426,472        566,929

Dividends and Distributions
to Shareholders                                                     (426,020)      (567,167)

Beneficial Interest
Transactions
Net increase (decrease) in net assets resulting from beneficial
interest transactions--Note 2                                       (835,869)       908,869

Net Assets
Total increase (decrease)                                           (835,417)       908,631
Beginning of year                                                 24,732,324     23,823,693
End of year                                                      $23,896,907    $24,732,324

See accompanying Notes to Financial Statements.

                               8 Oppenheimer Tax-Exempt Cash Reserves

Financial Highlights

                                              Year Ended December 31,
                                              1993       1992      1991      1990       1989(1)
Per Share Operating Data:
Net asset value, beginning of period            $1.00      $1.00     $1.00     $1.00     $1.00

Income from investment operations--
net investment income and
net realized gain on investments                  .02        .02       .04       .05       .06

Dividends and distributions to shareholders      (.02)      (.02)     (.04)     (.05)     (.06)

Net asset value, end of period                  $1.00      $1.00     $1.00     $1.00     $1.00

Ratios/Supplemental Data:
Net assets, end of period (in thousands)      $23,897    $24,732   $23,824   $22,628    $9,383

Average net assets (in thousands)             $23,781    $24,810   $25,347   $15,968    $5,207

Number of shares outstanding at end of
period (in thousands)                          23,898     24,734    23,825    22,628     9,383

Ratios to average net assets:
Net investment income                            1.79%      2.28%     4.00%     5.21%     5.72%(2)
Expenses, before voluntary assumption
by the Manager                                   1.41%      1.32%     1.22%     1.44%     1.50%(2)
Expenses, net of voluntary assumption
by the Manager                                   1.10%      1.00%     1.00%     1.00%     1.00%(2)

1. For the period from January 3, 1989 (commencement of operations) to December 31, 1989.
2. Annualized.


See accompanying Notes to Financial Statements.

                               9 Oppenheimer Tax-Exempt Cash Reserves

Notes to Financial Statements

1. Significant Accounting Policies
Oppenheimer Tax-Exempt Cash Reserves (the Fund) is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company. The Fund's investment advisor is Oppenheimer Management Corporation (the Manager). The following is a summary of significant accounting policies consistently followed by the Fund.

Investment Valuation. Portfolio securities are valued on the basis of amortized cost, which approximates market value.

Federal Income Taxes. The Fund intends to continue to comply with provisions of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable income to shareholders. Therefore, no federal income tax provision is required.

Distributions to Shareholders. The Fund intends to declare dividends from net investment income each regular business day and pay such dividends monthly. To effect its policy of maintaining a net asset value of $1.00 per share, the Fund may withhold dividends or make distributions of net realized gains.

Other. Investment transactions are accounted for on the date the investments are purchased or sold (trade date). Realized gains and losses on investments are determined on an identified cost basis, which is the same basis used for federal income tax purposes.

2. Shares of Beneficial Interest
The Fund has authorized an unlimited number of no par value shares of beneficial interest. Transactions in shares of beneficial interest were as follows:

                                         Year Ended December 31, 1993       Year Ended December 31, 1992
                                         Shares           Amount            Shares         Amount
Sold                                         38,650,212     $ 38,650,212      40,632,217    $ 40,632,217
Dividends and distributions reinvested          356,917          356,917         547,727         547,727
Redeemed                                    (39,842,998)     (39,842,998)    (40,271,075)    (40,271,075)

Net increase (decrease)                        (835,869)    $   (835,869)        908,869    $    908,869

3. Management Fees And Other Transactions With Affiliates
Management fees paid to the Manager were in accordance with the investment advisory agreement with the Fund which provides for an annual fee of .50% on the first $250 million of net assets with a reduction of .025% on each $250 million thereafter, to .40% on net assets in excess of $1 billion. The Manager has agreed to assume Fund expenses (with specified exceptions) in excess of the most stringent applicable regulatory limit on Fund expenses. In addition, the Manager has voluntarily undertaken to assume Fund expenses in excess of 1.10% of average annual net assets. This voluntary undertaking was terminated, effective January 22, 1994.

Oppenheimer Shareholder Services (OSS), a division of the Manager, is the transfer and shareholder servicing agent for the Fund, and for other registered investment companies. OSS's total costs of providing such services are allocated ratably to these companies.

Under an approved plan of distribution, the Fund may expend up to .20% of its net assets annually to reimburse Oppenheimer Funds Distributor, Inc. (OFDI), a subsidiary of the Manager, for amounts paid to brokers, dealers, banks and other institutions for costs incurred in distributing shares of the Fund. During the year ended December 31, 1993, OFDI paid $7,202 to an affiliated broker/dealer as reimbursement for distribution-related expenses.

                               10 Oppenheimer Tax-Exempt Cash Reserves

Independent Auditors' Report
The Board of Trustees and Shareholders of Oppenheimer Tax-Exempt Cash
Reserves:

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Oppenheimer Tax-Exempt Cash Reserves as of December 31, 1993, the related statement of operations for the year then ended, the statements of changes in net assets for the years ended December 31, 1993 and 1992, and the financial highlights for the period January 3, 1989 (commencement of operations) to December 31, 1993. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 1993 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements and financial highlights present fairly, in all material respects, the financial position of Oppenheimer Tax-Exempt Cash Reserves at December 31, 1993, the results of its operations, the changes in its net assets, and the financial highlights for the respective stated periods, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE

Denver, Colorado
January 21, 1994

                               11 Oppenheimer Tax-Exempt Cash Reserves

Federal Income Tax Information  (Unaudited)

In early 1994, shareholders will receive information regarding all dividends and distributions paid to them by the Fund during calendar year 1993. Regulations of the U.S. Treasury Department require the Fund to report this information to the Internal Revenue Service.

None of the dividends paid by the Fund during the fiscal year ended December 31, 1993 are eligible for the corporate dividend-received deduction. The dividends were derived from interest on municipal bonds and are not subject to federal income tax. To the extent a shareholder is subject to any state or local tax laws, some or all of the dividends received may be taxable.

The foregoing information is presented to assist shareholders in reporting distributions received from the Fund to the Internal Revenue Service. Because of the complexity of the federal regulations which may affect your individual tax return and the many variations in state and local tax regulations, we recommend that you consult your tax advisor for specific guidance.

                               12 Oppenheimer Tax-Exempt Cash Reserves

Oppenheimer Tax-Exempt Cash Reserves

Officers and Trustees    James C. Swain, Chairman and Chief Executive Officer
                         William A. Baker, Trustee
                         Charles Conrad, Jr., Trustee
                         Jon S. Fossel, Trustee and President
                         Raymond J. Kalinowski, Trustee
                         C. Howard Kast, Trustee
                         Robert M. Kirchner, Trustee
                         Ned M. Steel, Trustee
                         Michael A. Carbuto, Vice President
                         Andrew J. Donohue, Vice President
                         George C. Bowen, Vice President, Secretary and
                         Treasurer
                         Lynn M. Coluccy, Assistant Treasurer
                         Robert G. Zack, Assistant Secretary

Investment Advisor       Oppenheimer Management Corporation

Distributor              Oppenheimer Funds Distributor, Inc.

Transfer and Shareholder Oppenheimer Shareholder Services
Servicing Agent

Custodian of             Citibank, N.A.
Portfolio Securities

Independent Auditors     Deloitte & Touche

Legal Counsel            Meyer, Swanson & Adams, P.C.

This is a copy of a report to shareholders of Oppenheimer Tax-Exempt Cash Reserves. This report must be preceded or accompanied by a Prospectus of Oppenheimer Tax-Exempt Cash Reserves. For material information concerning the Fund, see the Prospectus.


13    Oppenheimer Tax-Exempt Cash Reserves

The Family of OppenheimerFunds

OppenheimerFunds offers over 30 funds designed to fit virtually every investment goal. Whether you're investing for retirement, your children's education, or tax-free income, we have the funds to help you seek your objective.

When you invest with OppenheimerFunds, you can feel comfortable knowing that you are investing with a respected financial institution with over 30 years of experience in helping people just like you reach their financial goals. And you're investing with a leader in global, growth stock, and flexible fixed income investments-with over 1.7 million shareholder accounts and more than $25 billion under Oppenheimer's management and that of our affiliates.

As an OppenheimerFunds shareholder, you can easily exchange shares of eligible funds of the same class by mail or by telephone for a small administrative fee.(1) For more information on OppenheimerFunds, please contact your financial advisor or call us at 1-800-525-7048 for a prospectus. You may also write us at the address shown on the back cover. As always, please read the prospectus carefully before you invest.

Specialty Stock Funds          Global Bio-Tech Fund                      Gold & Special Minerals Fund
                               Global Environment Fund

Stock Funds                    Discovery Fund                            Global Fund
                               Time Fund                                 Oppenheimer Fund
                               Target Fund                               Value Stock Fund
                               Special Fund

Stock and Bond Funds           Main Street Income & Growth Fund          Equity Income Fund
                               Total Return Fund                         Asset Allocation Fund
                               Global Growth & Income Fund

Bond Funds                     High Yield Fund                           Strategic Short-Term Income Fund
                               Champion High Yield Fund                  Investment Grade Bond Fund
                               Strategic Income &Growth Fund             Mortgage Income Fund(3)
                               Strategic Income Fund                     U.S. Government Trust
                               Strategic Diversified Income Fund         Government Securities Fund
                               Strategic Investment Grade Bond Fund

Tax-Exempt Funds               New York Tax-Exempt Fund(2)               Tax-Free Bond Fund
                               Main Street California Tax-Exempt Fund(2) Insured Tax-Exempt Bond Fund
                               Pennsylvania Tax-Exempt Fund(2)           Intermediate Tax-Exempt Bond Fund
                               Florida Tax-Exempt Fund(2)

Money Market Funds             Money Market Fund                         Tax-Exempt Cash Reserves
                               Cash Reserves

1. The fee is waived for PhoneLink exchanges between existing accounts. Exchange privileges are subject to change or termination.
2. Available only to residents of those states.
3. Formerly GNMA Fund.

OppenheimerFunds are distributed by Oppenheimer Funds Distributor, Inc.,
Two World Trade Center, New York, NY 10048-0203. (C) Copyright 1994 Oppenheimer Management Corporation. All rights reserved.

14  Oppenheimer Tax-Exempt Cash Reserves Fund

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"When you invest in OppenheimerFunds, you know you'll receive a high level of
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"Whatever your needs, we're ready to assist you."

(PHOTO OF BARBARA HENNIGAR)

Barbara Hennigar
President
Oppenheimer Shareholder Services

1993
AWARD OF
EXCELLENCE
INTERNATIONAL
CUSTOMER
SERVICE
ASSOCIATION

RA770.0294.R

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